[LETTERHEAD OF CLIFFORD CHANCE US LLP]

June 15, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Richard Pfordte

Dear Mr. Pfordte:

     On behalf of Prospect Capital Corporation (the “Company”), we are electronically filing, via EDGAR, pursuant to the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1993, as amended (the “Securities Act”), one copy of the Registration Statement of the Company on Form N-2.

     In accordance with Release No. IC-13768 (February 15, 1984) (the “Release”), we hereby request a “limited review” of this filing on an expedited basis. As per the Release, the disclosure in the Registration Statement relating to the offering by the Company is substantially identical to the disclosure set forth in the Registration Statement of the Company filed on May 18, 2006. The only differences include updated financial statements and related information as a result of the reporting periods since May 18, 2006, as well as the Company has changed its name and eliminated its policy to invest 80% in energy companies.

     To facilitate your review, Microsoft Word versions of a marked copy of the Registration Statement, indicating all changes to these documents from the final Registration Statement for the Company filed with the Securities and Exchange Commission pursuant to Rule 497 on December 15, 2006, has been provided to you under separate cover.

     If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at 212-878-8489.

Best Regards,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.